UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                 No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Financial Information

<consistent with Japanese GAAP>

for the first quarter ended June 30, 2005

Date:	July 28, 2005
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306)
(URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Katsuhiko Ishizuka, Chief Manager -Financial Policy Division
(Phone) +81-3-3240-8211
Trading accounts:	Established
Audit corporation participation	None

1. Notes to consolidated financial information

(1)	Adoption of simplified accounting method:

The allowance for credit losses and the others partially adopt the simplified accounting methods.

The allowance for credit losses is stated based on the following:

For claims to debtors whose internal credit ratings are not changed from that as of the previous fiscal year, it is calculated using the loss ratios on the claims as of the previous fiscal year, etc.

For claims to debtors whose internal credit ratings are changed from that as of the previous fiscal year, it is calculated using the loss ratios on the claims as of the previous fiscal year based on the internal credit ratio as of

June 30, 2005, etc.

A part of assets is stated based on actual amounts as of the previous fiscal year, etc.

(2)	Change in accounting policies: None
(3)	Change in scope of consolidated and application of the equity method:

Consolidated subsidiaries:	Newly included: 0 Excluded: 0
Affiliated companies accounted for by the equity method:	Newly included: 1 Excluded: 1

2. Consolidated financial data for the first quarter ended June 30, 2005

(1) Operating results

	(in millions of yen except per share data and percentages)

	For the first quarter ended June 30,		For the year ended March 31,
	2005	2004	2005
Ordinary income	635,500	581,523	2,628,509
Change from the previous year	9.3%	—	2.9%

Ordinary profit	150,448	104,221	593,291
Change from the previous year	44.4%	—	2.6%

Net income	96,907	82,066	338,416
Change from the previous year	18.1%	—	(39.7)%

Net income per common share	14,591.09	12,409.59	51,086.02

Net income per common and common equivalent share	—	12,336.93	—

Qualitative information related to the operating results:

With respect to the financial and economic environment for the first quarter ended June 30, 2005, slowdown of overseas economies continued due to measures taken to restrain the economy in the United States and China, and due to the sharp rise in crude oil prices. Similarly, in our country, export was sluggish due to the decline of foreign demand, which caused an adjustment in inventory mainly in the IT sector. As a result, the standstill of the Japanese economy continued.

Regarding the financial environment, in the EU, the European Central Bank’s policy rate remained at 2%. In the United States, the target for the federal funds rate was raised from 2.75 % to 3.25 % between April and June 2005. In Japan, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. On the other hand, the yield on ten-year Japanese government bonds followed a downward trend as a certain degree of uncertainty prevailed over the Japanese economy. In the foreign exchange markets, the yen depreciated against the US dollar as expectations rose over the rise of interest rates in the United States.

Amidst this environment, for the three months ended June 30, 2005, MTFG’s ordinary income was 635.5 billion yen, an increase of 9.3% compared to the first quarter ended June 30 2004, ordinary profit was 150.4 billion yen, an increase of 44.4% compared to the first quarter ended June 30 2004, and net income was 96.9 billion yen, an increase of 18.1% compared to the first quarter ended June 30 2004.

(2) Financial condition

	(in millions of yen except per share data and percentages)

	As of June 30,		As of March 31,
	2005	2004	2005
Total assets	113,216,114	109,264,316	110,285,508

Shareholders’ equity	4,760,633	4,288,758	4,777,825

Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	4.2%	3.9%	4.3%

Shareholders’ equity per common share	689,478.87	620,073.97	673,512.65

Qualitative information related to the financial condition:

Total assets increased by 2,930.6 billion yen from 110,285.5 billion yen at March 31, 2005 to 113,216.1 billion yen at June 30, 2005 and shareholders’ equity decreased by 17.1 billion yen from 4,777.8 billion yen at March 31, 2005 to 4,760.3 billion yen at June 30, 2005.

The increase in total assets mainly reflected the increase in loans and bills discounted and an increase in investment securities. Loans and bills discounted increased by 391.0 billion yen, from 46,446.6 billion yen at March 31, 2005 to 46,837.7 billion yen at June 30, 2005, due to the increase in loans and bills discounted by overseas branches, overseas subsidiaries and due to the increase in domestic housing loans. Investment securities increased by 46.6 billion yen from 288.2 billion yen at March 31, 2005 to 334.8 billion yen at June 30, 2005.

The decrease in shareholders’ equity consisted of an increase in retained earnings and a decrease in capital surplus. Retained earnings increased by 47.1 billion yen from 1,824.2 billion yen at March 31, 2005 to 1,871.4 billion yen at June 30, 2005. Capital surplus decreased by 122.0 billion yen, from 955.0 billion yen at March 31, 2005 to 832.9 billion yen at June 30, 2005 due to the repayment of preferred stock class-1.

(Reference)

Earning projections for the fiscal year ending March 31, 2006

	(in millions of yen)

	Ordinary income	Ordinary profit	Net income
For the six months ending September 30,2005	1,300,000	300,000	140,000

For the year ending March 31, 2006	3,850,000	900,000	400,000

Projected net income per common share for the year ending March 31, 2006 (yen):     47,042.03

Qualitative information related to the earning projections:

There are no changes to the full-year forecast issued on May 25, 2005 for the fiscal year ending March 31, 2006. On June 29, 2005 shareholder’s meeting resolved of merger with UFJ holdings Inc. on October 1, 2005, with MTFG as surviving entity on the assumption of the approval of relevant authorities.

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report, the registration statement on Form F-4 that MTFG filed with the U.S. SEC and other disclosures.

(Attachment)

Mitsubishi Tokyo Financial Group, Inc.

1. Consolidated Balance Sheets

	(in millions of yen)

	As of June 30, 2005 (A)	As of March 31, 2005 (B)	(A)-(B)	As of June 30, 2004 (Reference)

Assets:
Cash and due from banks	7,351,244	8,655,835	(1,304,590)	8,762,290
Call loans and bills bought	752,383	930,495	(178,112)	1,144,456
Receivables under resale agreements	929,021	500,490	428,530	497,186
Receivables under securities borrowing transactions	3,997,467	5,791,884	(1,794,416)	3,984,641
Commercial paper and other debt purchased	2,310,399	2,055,184	255,214	1,380,007
Trading assets	7,606,528	7,552,891	53,636	7,602,120
Money held in trust	441,717	456,481	(14,764)	484,952
Investment securities	33,483,434	28,823,427	4,660,007	30,091,322
Allowance for losses on investment securities	(1,193)	(1,198)	4	(1,945)
Loans and bills discounted	46,837,744	46,446,670	391,073	46,083,432
Foreign exchanges	733,140	677,907	55,232	607,729
Other assets	3,462,908	3,203,407	259,500	3,289,940
Premises and equipment	849,378	851,166	(1,787)	879,614
Deferred tax assets	397,618	485,078	(87,460)	694,464
Customers’ liabilities for acceptances and guarantees	4,787,240	4,595,401	191,839	4,532,632
Allowance for loan losses	(722,920)	(739,617)	16,697	(768,532)

Total assets	113,216,114	110,285,508	2,930,606	109,264,316

Liabilities:
Deposits	68,217,713	67,548,724	668,988	66,035,216
Negotiable certificates of deposit	2,824,913	2,824,981	(68)	2,769,595
Debentures	—	—	—	86,412
Call money and bills sold	7,202,139	9,169,566	(1,967,427)	7,338,555
Payables under repurchase agreements	4,501,678	2,908,795	1,592,882	4,298,475
Payables under securities lending transactions	3,565,962	2,923,613	642,349	3,196,570
Commercial paper	197,291	495,034	(297,743)	475,706
Trading liabilities	3,453,843	3,364,589	89,254	2,844,561
Borrowed money	1,347,104	1,258,600	88,503	1,288,589
Foreign exchanges	1,529,598	927,845	601,752	1,400,063
Short-term corporate bonds	1,042,600	905,700	136,900	390,800
Bonds and notes	4,224,320	4,161,181	63,138	3,861,233
Bonds with warrants	49,165	49,165	—	50,000
Due to trust account	1,196,694	1,231,315	(34,620)	1,411,320
Other liabilities	3,693,357	2,514,606	1,178,751	4,389,288
Reserve for employees’ bonuses	3,899	20,444	(16,544)	2,846
Reserve for employees’ retirement benefits	44,987	39,483	5,503	37,063
Reserve for expenses related to EXPO 2005 Japan	292	265	26	185
Reserves under special laws	1,560	1,457	103	1,239
Deferred tax liabilities	57,010	56,792	218	65,521
Deferred tax liabilities on land revaluation excess	133,098	133,149	(50)	138,900
Acceptances and guarantees	4,787,240	4,595,401	191,839	4,532,632

Total liabilities	108,074,473	105,130,715	2,943,758	104,614,779

Minority interest	381,007	376,966	4,040	360,778

Shareholders’ equity:
Capital stock	1,383,052	1,383,052	—	1,258,052
Capital surplus	832,969	955,067	(122,098)	931,151
Retained earnings	1,871,459	1,824,292	47,167	1,562,675
Land revaluation excess	149,508	149,583	(74)	158,007
Unrealized gains on securities available for sale	635,329	591,142	44,187	507,551
Foreign currency translation adjustments	(108,679)	(121,752)	13,073	(125,472)
Less treasury stock	(3,006)	(3,559)	553	(3,207)

Total shareholders’ equity	4,760,633	4,777,825	(17,192)	4,288,758

Total liabilities, minority interest and shareholders’ equity	113,216,114	110,285,508	2,930,606	109,264,316

Mitsubishi Tokyo Financial Group, Inc.

2. Consolidated Statements of Income

	(in millions of yen)

	For the first quarter ended June 30,			For the year ended March 31, 2005 (Reference)
	2005 (A)	2004 (B)	(A) - (B)

Ordinary income:
Interest income:	371,044	337,247	33,796	1,426,668
(Interest on loans and discounts)	222,340	205,735	16,605	849,596
(Interest and dividends on securities)	78,300	76,236	2,064	350,725
Trust fees	13,043	14,987	(1,944)	100,959
Fees and commissions	132,857	126,450	6,406	567,954
Trading profits	29,458	15,280	14,178	126,712
Other business income	66,837	55,441	11,396	211,297
Other ordinary income	22,259	32,117	(9,857)	194,917

Total ordinary income	635,500	581,523	53,976	2,628,509

Ordinary expenses:
Interest expense:	142,824	88,854	53,970	419,691
(Interest on deposits)	69,730	40,193	29,536	198,454
Fees and commissions	17,472	17,036	436	68,402
Trading losses	495	979	(484)	1,385
Other business expenses	33,325	39,710	(6,384)	113,072
General and administrative expenses	270,390	260,893	9,497	1,046,421
Other ordinary expenses	20,543	69,827	(49,283)	386,245

Total ordinary expenses	485,051	477,301	7,750	2,035,218

Ordinary profit	150,448	104,221	46,226	593,291

Special gains	21,386	60,908	(39,521)	76,855
Special losses	696	3,907	(3,210)	14,670

Income before income taxes and others	171,138	161,223	9,915	655,475

Income taxes-current	6,597	8,207	(1,610)	69,321
Income taxes-deferred	57,974	61,709	(3,734)	208,966
Minority interest	9,659	9,239	420	38,771

Net income	96,907	82,066	14,840	338,416

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

3. Statement of Trust Assets and Liabilities

Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

	(in millions of yen)

	As of June 30, 2005 (A)	As of March 31, 2005 (B)	(A) - (B)	As of June 30, 2004 (Reference)

Assets:
Loans and bills discounted	538,200	567,621	(29,420)	680,221
Securities	27,255,129	26,477,753	777,376	26,872,333
Beneficiary rights to the trust	12,625,111	12,233,993	391,117	11,488,229
Securities held in custody accounts	933,424	2,798,335	(1,864,911)	5,218,003
Money claims	4,504,392	4,552,261	(47,869)	3,799,481
Premises and equipment	2,832,396	2,780,985	51,411	2,338,737
Surface rights	2,752	2,752	—	548
Lease rights	31,182	31,182	—	23,686
Other claims	1,420,704	2,312,741	(892,037)	2,136,965
Call loans	1,090,651	969,813	120,837	1,191,515
Due from banking account	1,729,837	2,342,436	(612,599)	1,690,931
Cash and due from banks	826,514	2,071,320	(1,244,806)	2,264,650

Total assets	53,790,296	57,141,197	(3,350,901)	57,705,306

Liabilities:
Money trusts	19,101,842	20,050,317	(948,474)	19,292,334
Pension trusts	8,488,502	8,215,110	273,391	8,489,447
Property formation benefit trusts	12,844	12,566	278	13,260
Loan trusts	486,739	545,117	(58,377)	736,093
Investment trusts	11,407,096	11,053,111	353,984	9,872,383
Money entrusted other than money trusts	2,253,669	2,013,298	240,371	2,114,436
Securities trusts	1,365,556	5,186,148	(3,820,591)	8,396,958
Money claim trusts	4,731,618	4,588,641	142,976	3,850,579
Land and fixtures trusts	97,965	98,411	(445)	103,551
Other trusts	5,844,460	5,378,475	465,985	4,836,261

Total liabilities	53,790,296	57,141,197	(3,350,901)	57,705,306

Mitsubishi Tokyo Financial Group, Inc.

4. Business segment information

<For the first quarter ended June 30, 2005>

	(in millions of yen)

	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	118,455	22,159	3,485	186,488	330,589	(180,140)	150,448

Notes:

1.	Ordinary profit is presented as counterparts of operating profit of companies in other industries.
2.	Other primarily includes credit card and leasing businesses.
3.	Other primarily includes dividend of 180,193 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.

<For the first quarter ended June 30, 2004>

	(in millions of yen)

	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	76,844	14,498	9,759	186,709	287,812	(183,590)	104,221

Notes:

1.	Ordinary profit is presented as counterparts of operating profit of companies in other industries.
2.	Other primarily includes credit card and leasing businesses.
3.	Other primarily includes dividend of 183,257 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.

(Reference)

<For the year ended March 31, 2005>

	(in millions of yen)

	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	436,702	141,539	9,675	227,650	815,567	(222,276)	593,291

Notes:

1.	Ordinary profit is presented as counterparts of operating profit of companies in other industries.
2.	Other primarily includes credit card and leasing businesses.
3.	Other primarily includes dividend of 214,015 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.

Mitsubishi Tokyo Financial Group, Inc.

5. Financial Results

	(in millions of yen)
	For the first quarter ended June 30, 2004 (A)	For the first quarter ended June 30, 2005 (B)	Increase/ (Decrease) (B) - (A)
Gross profits	403,274	419,606	16,331
Net interest income	248,841	228,702	(20,138)
Trust fees	14,987	13,043	(1,944)
Credit costs for trust accounts (1)	(733)	(93)	639
Net fees and commissions	109,414	115,385	5,970
Net trading profits	14,300	28,962	14,662
Net other business income	15,731	33,511	17,780
Net gains (losses) on debt securities	(2,514)	30,654	33,169
General and administrative expenses	247,118	259,209	12,091
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	156,889	160,490	3,601
Provision for formula allowance for loan losses (2)	—	—	—
Net business profits*	156,155	160,396	4,240
Net non-recurring losses	(51,934)	(9,948)	41,985
Credit related costs (3)	(45,240)	(9,576)	35,664
Losses on loan charge-offs	(8,412)	(9,235)	(822)
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(403)	(439)	(36)
Other credit related costs	(36,424)	99	36,523
Net gains on equity securities	1,544	5,344	3,799
Gains on sales of equity securities	16,105	6,102	(10,002)
Losses on sales of equity securities	(356)	(118)	237
Losses on write down of equity securities	(14,204)	(639)	13,565
Other	(8,237)	(5,716)	2,521

Ordinary profit	104,221	150,448	46,226

Net special gains	57,001	20,689	(36,311)
Reversal of allowance for loan losses (4)	54,435	8,448	(45,987)
Income before income taxes and others	161,223	171,138	9,915
Income taxes-current	8,207	6,597	(1,610)
Income taxes-deferred	61,709	57,974	(3,734)
Minority interest	9,239	9,659	420

Net income	82,066	96,907	14,840

Note:

*  Net business profits = The 2 Banks’ non-consolidated net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(3)+(4)	8,462	(1,221)	(9,683)

Mitsubishi Tokyo Financial Group, Inc.

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	For the first quarter ended June 30, 2004 (A)	For the first quarter ended June 30, 2005 (B)	Increase/ (Decrease) (B) - (A)
Gross profits	202,883	226,309	23,426
Net interest income	148,916	148,776	(140)
Net fees and commissions	36,677	40,455	3,777
Net trading profits	6,520	11,583	5,062
Net other business income	10,769	25,495	14,726
Net gains (losses) on debt securities	(3,271)	20,194	23,465
General and administrative expenses	119,027	124,335	5,308
Net business profits before provision for formula allowance for loan losses	83,856	101,974	18,118
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	83,856	101,974	18,118
Net non-recurring losses	(30,149)	(8,851)	21,298
Credit related costs (2)	(27,002)	(5,586)	21,416
Losses on loan charge-offs	(3,647)	(5,236)	(1,588)
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(403)	(439)	(36)
Other credit related costs	(22,951)	89	23,041
Net gains on equity securities	4,113	4,213	100
Gains on sales of equity securities	12,611	4,488	(8,122)
Losses on sales of equity securities	(90)	(58)	32
Losses on write down of equity securities	(8,407)	(217)	8,190
Other	(7,260)	(7,478)	(218)

Ordinary profit	53,706	93,122	39,416

Net special gains	24,039	15,262	(8,776)
Reversal of allowance for loan losses (3)	24,057	7,889	(16,167)
Income before income taxes and others	77,745	108,385	30,639
Income taxes-current	(5,969)	(873)	5,095
Income taxes-deferred	38,180	41,315	3,135

Net income	45,534	67,943	22,408

(Reference)
Total credit costs (1)+(2)+(3)	(2,944)	2,303	5,248

Mitsubishi Tokyo Financial Group, Inc.

Financial Results (The Mitsubishi Trust and Banking Corporation)

	(in millions of yen)

	For the first quarter ended June 30, 2004 (A)	For the first quarter ended June 30, 2005 (B)	Increase/ (Decrease) (B) - (A)
Gross profits	70,633	60,036	(10,597)
(Gross ordinary profit before trust accounts charge-offs)*	71,366	60,129	(11,236)
Net interest income	50,265	29,515	(20,750)
Trust fees	10,858	8,303	(2,555)
Credit costs for trust accounts** (1)	(733)	(93)	639
Net fees and commissions	9,966	13,846	3,879
Net trading profits (losses)	(431)	1,457	1,889
Net other business income (loss)	(25)	6,914	6,940
Net gains on debt securities	778	10,471	9,693
General and administrative expenses	34,195	35,725	1,529
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	37,171	24,404	(12,766)
Provision for formula allowance for loan losses (2)	—	8,237	8,237
Net business profits	36,438	32,548	(3,889)
Net non-recurring losses	(20,610)	(10,566)	10,043
Credit related costs (3)	(13,850)	(9,829)	4,021
Losses on loan charge-offs	(412)	(2)	409
Provision for specific allowance for loan losses	—	(9,861)	(9,861)
Other credit related costs	(13,438)	35	13,473
Net gains (losses) on equity securities	(3,019)	1,362	4,381
Gains on sales of equity securities	2,922	1,536	(1,385)
Losses on sales of equity securities	(221)	(60)	161
Losses on write down of equity securities	(5,719)	(114)	5,605
Other	(3,740)	(2,099)	1,640

Ordinary profit	15,828	21,981	6,153

Net special gains	26,287	2,844	(23,443)
Reversal of allowance for loan losses (4)	25,856	—	(25,856)
Income before income taxes and others	42,115	24,825	(17,289)
Income taxes-current	5,641	65	(5,575)
Income taxes-deferred	18,397	8,725	(9,672)

Net income	18,075	16,034	(2,041)

Notes:

* Amounts before credit costs for loans in trusts with contracts for compensating the principal

** Credit costs for loans in trusts with contracts for compensating the principal

(Reference)
Total credit costs (1)+(2)+(3)+(4)	11,272	(1,685)	(12,957)

Mitsubishi Tokyo Financial Group, Inc.

6. Disclosed Claims under the Financial Reconstruction Law

Total of the 2 Banks [Banking and Trust accounts]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	97,337	129,202	103,411

Claims under high risk	721,348	548,054	729,972

Claims under close observation	430,501	611,957	458,378

Total (A)	1,249,187	1,289,213	1,291,763

Total claims (B)	48,938,944	47,927,185	48,653,699

Non-performing claims ratio (A) / (B)	2.55%	2.68%	2.65%

The Bank of Tokyo-Mitsubishi, Ltd. [Banking accounts : Non-Consolidated]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	68,668	84,236	70,868

Claims under high risk	562,359	400,246	584,335

Claims under close observation	321,499	424,640	339,582

Total (A)	952,527	909,123	994,787

Total claims (B)	40,204,255	38,642,747	39,653,482

Non-performing claims ratio (A) / (B)	2.36%	2.35%	2.50%

The Mitsubishi Trust and Banking Corporation [Banking accounts : Non-Consolidated]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	26,285	42,092	28,617

Claims under high risk	157,813	138,999	144,527

Claims under close observation	88,082	164,161	97,835

Total (A)	272,180	345,253	270,980

Total claims (B)	8,276,921	8,703,974	8,513,764

Non-performing claims ratio (A) / (B)	3.28%	3.96%	3.18%

The Mitsubishi Trust and Banking Corporation [Trust accounts]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	2,384	2,873	3,925

Claims under high risk	1,174	8,808	1,109

Claims under close observation	20,920	23,155	20,959

Total (A)	24,479	34,836	25,994

Total claims (B)	457,767	580,462	486,451

Non-performing claims ratio (A) / (B)	5.34%	6.00%	5.34%

The Mitsubishi Trust and Banking Corporation [Banking(Non-consolidated) and Trust accounts]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	28,669	44,965	32,543

Claims under high risk	158,988	147,807	145,637

Claims under close observation	109,002	187,316	118,795

Total (A)	296,659	380,090	296,975

Total claims (B)	8,734,689	9,284,437	9,000,216

Non-performing claims ratio (A) / (B)	3.39%	4.09%	3.29%

Notes:

1.	The above figures are classified by the claims category under the Financial Reconstruction Law No.4.

The results of the self-assessment are reflected except for a part of assets.

2.	“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo- Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mitsubishi Tokyo Financial Group, Inc.

7. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]		(in billions of yen except percentages)

		As of June 30, 2005 (Preliminary basis)	As of March 31, 2005 (Reference)
(1)	Risk-adjusted capital ratio	11.51%	11.76%
(2)	Tier 1 capital	4,274.0	4,286.7
(3)	Tier 2 capital includable as qualifying capital	3,248.2	3,250.9
i)	The amount of unrealized gains on investment securities, includable as qualifying capital	481.2	449.4
ii)	The amount of land revaluation excess includable as qualifying capital	127.0	127.4
iii)	Subordinated debt	2,227.1	2,238.7
(4)	Tier 3 capital includable as qualifying capital	—	—
(5)	Deductions from total qualifying capital	913.5	915.0
(6)	Total qualifying capital (2)+(3)+(4)-(5)	6,608.6	6,622.6
(7)	Risk-adjusted assets	57,410.3	56,270.5

8. Return on Equity

[Consolidated]	(%)

	For the first quarter ended June 30, 2005	For the year ended March 31, 2005 (Reference)
ROE *	10.32	9.50

Note: * ROE is computed as follows:

[For the first quarter ended June 30, 2005]

(Net income for the first quarter - Dividends on preferred stocks) × 4	× 100
{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period) + (Shareholders’ equity at first quarter ended - Number of preferred stocks at first quarter ended × Issue price - Land revaluation excess at first quarter ended - Unrealized gains on securities available for sale at first quater ended)} / 2

[For the year ended March 31, 2005]

(Net income - Dividends on preferred stocks)	× 100
{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period) + (Shareholders’ equity at end of period - Number of preferred stocks at end of period × Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

Mitsubishi Tokyo Financial Group, Inc.

9. Investment Securities [Consolidated]

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

(1) Trading securities

(in millions of yen)

As of June 30, 2005
Balance sheet amount	Valuation profits recognized on statement of operations
6,740,757	9,259

(2) Marketable debt securities being held to maturity

	(in millions of yen)

	As of June 30, 2005

	Balance sheet amount	Market Value	Differences
				Gains	Losses
Domestic bonds	2,122,924	2,152,964	30,040	30,040	—
Government bonds	1,999,244	2,023,301	24,057	24,057	—
Municipal bonds	89,248	93,616	4,368	4,368	—
Corporate bonds	34,431	36,046	1,614	1,614	—
Foreign bonds	39,783	41,118	1,334	1,561	226

Note:

“Other” is not listed.

(3) Marketable securities available for sale

	(in millions of yen)

	As of June 30, 2005

	Cost	Balance sheet amount	Valuation differences
				Gains	Losses
Domestic equity securities	2,415,872	3,307,105	891,232	971,236	80,003
Domestic bonds	18,185,945	18,268,512	82,566	86,599	4,032
Government bonds	16,245,383	16,311,752	66,369	70,312	3,943
Municipal bonds	134,426	136,152	1,726	1,750	24
Corporate bonds	1,806,135	1,820,606	14,471	14,536	65
Foreign bonds	6,457,052	6,507,777	50,725	78,314	27,588

Note:

“Foreign equity securities” and “Other” are not listed.

Mitsubishi Tokyo Financial Group, Inc.

Investment Securities [Consolidated]

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

(1) Trading securities

(in millions of yen)

As of June 30, 2004
Balance sheet amount	Valuation profits recognized on statement of operations
6,744,379	(3,735)

(2) Marketable debt securities being held to maturity

	(in millions of yen)

	As of June 30, 2004
	Balance sheet amount	Market Value	Differences
				Gains	Losses
Domestic bonds	1,650,341	1,649,855	(485)	5,519	6,005
Government bonds	1,498,178	1,493,290	(4,888)	1,019	5,907
Municipal bonds	101,556	104,170	2,613	2,711	98
Corporate bonds	50,605	52,394	1,788	1,788	—
Foreign bonds	68,851	71,183	2,331	2,337	6

Note:

“Other” is not listed.

(3) Marketable securities available for sale

	(in millions of yen)

	As of June 30, 2004
	Cost	Balance sheet amount	Valuation differences
				Gains	Losses
Domestic equity securities	2,667,703	3,510,350	842,646	931,235	88,588
Domestic bonds	18,077,482	18,050,481	(27,000)	35,204	62,205
Government bonds	16,251,035	16,223,398	(27,636)	28,273	55,909
Municipal bonds	231,400	231,583	182	2,098	1,915
Corporate bonds	1,595,045	1,595,499	453	4,833	4,380
Foreign bonds	5,015,431	5,012,724	(2,707)	45,653	48,361

Note:

“Foreign equity securities” and “Other” are not listed.

Mitsubishi Tokyo Financial Group, Inc.

(Reference) Investment Securities [Consolidated]

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Investments in commodity investment trusts in “Commercial Paper and other debt purchased”.

(1) Trading securities

(in millions of yen)

As of March 31, 2005
Balance sheet amount	Valuation profits recognized on statement of operations
6,698,934	15,850

(2) Marketable debt securities being held to maturity

	(in millions of yen)

	As of March 31, 2005
	Balance sheet amount	Market Value	Differences
				Gains	Losses
Domestic bonds	2,129,512	2,151,597	22,084	22,084	—
Government bonds	1,998,988	2,015,408	16,419	16,419	—
Municipal bonds	91,063	95,070	4,006	4,006	—
Corporate bonds	39,460	41,119	1,658	1,658	—
Foreign bonds	45,276	46,757	1,480	1,652	171
Other	236,233	236,233	—	—	—

Total	2,411,022	2,434,588	23,565	23,737	171

(3) Marketable securities available for sale

	(in millions of yen)

	As of March 31, 2005
	Cost	Balance sheet amount	Valuation differences
				Gains	Losses
Domestic equity securities	2,433,742	3,327,798	894,056	961,169	67,113
Domestic bonds	14,992,366	15,046,461	54,095	60,823	6,728
Government bonds	13,031,392	13,073,529	42,136	48,616	6,479
Municipal bonds	138,727	140,290	1,563	1,647	83
Corporate bonds	1,822,246	1,832,641	10,394	10,560	165
Foreign equity securities	32,449	47,879	15,430	15,842	411
Foreign bonds	5,203,857	5,207,276	3,418	45,567	42,149
Other	2,362,890	2,381,839	18,948	35,891	16,942

Total	25,025,305	26,011,255	985,949	1,119,294	133,345

Mitsubishi Tokyo Financial Group, Inc.

10. Deferred gains (losses) with derivatives [Consolidated]

	(in billions of yen)

	As of June 30, 2005
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	8.6	10.5	(1.9)
Interest rate swaps	259.0	202.6	56.3
Currency swaps	26.1	29.0	(2.9)
Other interest rate-related transactions	1.2	0.8	0.4
Others	0.6	0.6	0.0

Total	295.6	243.7	51.9

Notes:

1.	Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.
2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

	(in billions of yen)

	As of June 30, 2004
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	11.5	16.6	(5.1)
Interest rate swaps	304.3	299.6	4.6
Currency swaps	31.0	35.2	(4.1)
Other interest rate-related transactions	0.6	0.3	0.3
Others	3.0	3.4	(0.3)

Total	350.6	355.2	(4.6)

Notes:

1.	Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.
2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

(Reference)

	(in billions of yen)

	As of March 31, 2005
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	6.9	9.3	(2.4)
Interest rate swaps	224.3	215.2	9.0
Currency swaps	24.3	26.6	(2.2)
Other interest rate-related transactions	0.3	0.4	(0.0)
Others	1.1	1.1	0.0

Total	257.1	252.8	4.3

Notes:

1.	Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.
2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

Mitsubishi Tokyo Financial Group, Inc.

Note:

“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo-

Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

11. Loans and Deposits [Total of the 2 Banks]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Deposits (ending balance)	63,652,067	62,325,414	63,404,780
Deposits (average balance)	63,222,357	62,005,394	62,164,465
Loans (ending balance)	43,431,671	42,902,116	43,398,388
Loans (average balance)	43,692,602	43,627,702	43,478,641

12. Domestic Deposits [Total of the 2 Banks]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Individuals	34,600,062	33,931,712	34,181,040
Corporations and others	21,024,881	20,549,253	21,129,335
Domestic deposits	55,624,943	54,480,965	55,310,376

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

13. Domestic consumer loans

      [Total of the 2 Banks]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Total domestic consumer loans	8,395,306	8,148,221	8,346,325
Housing loans	7,998,264	7,700,400	7,936,186
Others	397,042	447,821	410,139

The Mitsubishi Trust and Banking Corporation [Trust accounts]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Total domestic consumer loans	190,891	219,305	198,593
Housing loans	189,053	216,947	196,656
Others	1,837	2,357	1,936

14. Domestic loans to small/medium-sized companies and individual clients

      [Total of the 2 Banks]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Domestic loans to small/medium-sized companies and individual clients	20,173,796	20,199,460	20,386,570
Percentage to total domestic loans	52.39%	52.48%	52.76%

The Mitsubishi Trust and Banking Corporation [Trust accounts]

	(in millions of yen)

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Domestic loans to small/medium-sized companies and individual clients	366,491	438,270	377,452
Percentage to total domestic loans	68.09%	64.43%	66.49%

Mitsubishi Tokyo Financial Group, Inc.

15. Number of Offices [Total of the 2 Banks]

	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005 (Reference)
Domestic	331	317	327
Head office and Branches	294	295	294
Sub-branches and Agencies	37	22	33
Overseas	81	81	80
Branches	47	48	47
Sub-branches	15	14	15
Representative offices	19	19	18
Total	412	398	407

16. Status of Deferred Tax Assets

Tax Effects of the Items Comprising Net Deferred Tax Assets

[Total of the 2 Banks]

	(in billions of yen)

	June 30, 2005
		vs. Mar. 31, 2005
Deferred tax assets	888.1	(58.9)
Allowance for loan losses	319.0	25.1
Write down of investment securities	157.7	(2.2)
Net operating loss carryforwards	394.8	(79.8)
Reserve for employees’ retirement benefits	41.6	0.9
Unrealized losses on securities available for sale	—	—
Other	45.5	(5.1)
Valuation allowance	(70.6)	2.2
Deferred tax liabilities	450.4	24.7
Gains on placing trust for retirement benefits	7.3	—
Unrealized gains on securities available for sale	441.6	33.6
Other	1.4	(8.8)
Net deferred tax assets	437.7	(83.7)

[Consolidated]

Net deferred tax assets	340.6	(87.6)
Percent of Tier1 Capital	7.9%	(2.0)%